

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2022

Kevin Helmick
Chief Executive Officer
Farmers National Banc Corp.
20 South Broad Street
Canfield, OH 44406

Re: Farmers National Banc Corp.
Registration Statement on Form S-4
Filed on May 13, 2022
File No. 333-264945

Dear Mr. Helmick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Susan Block at 202-551-3210 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance